UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant's name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On July 20, 2023, LumiraDx Investment Limited, one of the subsidiaries of LumiraDx Limited (the “Company”), entered into a ninth amendment and waiver to that certain Loan Agreement, dated March 23, 2021 (as amended from time to time, the “Loan Agreement”), with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC, as collateral agent (the “Ninth Amendment”).

Pursuant to the Ninth Amendment, among other things, (i) the minimum liquidity covenant in the Loan Agreement is waived until September 1, 2023; provided that the consolidated liquidity of the Company and its subsidiaries during this waiver period (and tested on a weekly basis) must be at least $5 million, (ii) the minimum net sales covenant for the trailing twelve-month period ended June 30, 2023 will be tested on September 1, 2023, and (iii) the lenders have agreed to provide, subject to the terms of the Loan Agreement as amended by the Ninth Amendment, additional term loans to the Company during the waiver period, in an aggregate amount of up to $31 million (the “New Term Loans”). The New Term Loans will be subject to an interest rate of SOFR plus 8.0% per annum, payable in quarterly installments, with the first interest payment due on September 30, 2023. All amounts outstanding under the Loan Agreement, including the New Term Loans, will mature on March 29, 2024.

In exchange for the amendments described above, the Company has agreed to, among other things, permit the lenders to designate two individuals to serve on the Company’s Board of Directors as observers, with the authority to attend and receive materials relating to (but not vote at) meetings of the Company’s Board of Directors. Each such appointment shall be terminated immediately upon the payment in full of all of the Company’s obligations under the Loan Agreement. The Company has also agreed to engage advisors to conduct a strategic review of the business of the Company and its subsidiaries and advise on available options.

The foregoing description of the Ninth Amendment does not purport to be complete and is qualified in its entirety by reference to the Ninth Amendment which is attached to this Form 6-K as Exhibit 4.1, and incorporated herein by reference.

This report on Form 6-K, including Exhibit 4.1 hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-259874, File No. 333-264611 and File No. 333-271538), and the registration statements on Form F 3 (File No. 333-264609 and File No. 333-271624), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1

Ninth Amendment and Waiver to Loan Agreement, dated July 20, 2023, by and among LumiraDx Investment Limited, as borrower, BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC, as collateral agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: July 20, 2023
	By:	/s/ Dorian LeBlanc
	Name:	Dorian LeBlanc
	Title:	Chief Financial Officer